August 30, 2019

Carl Grant
Chief Executive Officer
Sun Kissed Industries, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

       Re: Sun Kissed Industries, Inc.
           Amendment No. 6 to Form 1-A
           Filed August 26, 2019
           File No. 024-10991

Dear Mr. Grant:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Amended Form 1-A Filed August 26, 2019

Exhibits

1.    Please file your bylaws as an exhibit to your filing.
General

2. We note your response to our prior comment 1. Please revise the statement that investors
      "will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of Nevada" to be consistent with your exclusive forum provision, which addresses both state and federal laws and jurisdictions.
      Also reconcile your statement on page 13 that "[y]our subscription agreement will provide that the state court of Nevada and the federal district court for the District of Nevada shall
 Carl Grant
Sun Kissed Industries, Inc.
August 30, 2019
Page 2
         have concurrent jurisdiction over any action arising under the Securities Act" with the other statement on page 13 that for claims that "are brought under the Securities Act of
         1933, [y]our provision requires that a claim be brought in federal court" and the statement in your subscription agreement that "the federal district courts of the United States of
         America in the state of Nevada shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933."
3. We also note your revised disclosure that you believe that the exclusive forum provision in your subscription agreement would require an action brought under the Exchange Act to be brought in federal court. This should be clearly reflected in your subscription agreement. For example, if the exclusive forum provision in your subscription agreement does not apply to actions arising under the Exchange Act, please revise the exclusive forum provision in the subscription agreement to state this clearly. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson,
Special
Counsel, at 202-551-3584 with any questions.



FirstName LastNameCarl Grant                                  Sincerely,
Comapany NameSun Kissed Industries, Inc.
                                                              Division of
Corporation Finance
August 30, 2019 Page 2                                        Office of
Transportation and Leisure
FirstName LastName